

February 4, 2013

Via E-mail
Mr. Rodney Bingham
President and Chief Executive Officer
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666

> **Re: Thermon Group Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 8, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 13, 2012**
> **Response Letter Dated January 24, 2013**
> **File No. 1-35159**

Dear Mr. Bingham:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Consolidated Statements of Operations, page 50

1. Refer to our prior comment 1. We note your response to our comment indicates "…. we offer related services, such as design, optimization, engineering, installation and maintenance services. These services are highly specialized and directly associated with the delivery of our products. *We do not market our services separate* from an overall heat tracing solution installation, maintenance or repair project".   In this regard, we also

noted disclosures on page 37 of your 2012 Form 10-K that "On average, less than 20% of our annual revenues are derived from the *installation* of heat tracing solutions for which we apply construction-type accounting. These construction-related contracts are awarded on a competitive bid and negotiated basis." Please tell us if the referenced percentage of annual revenues only relate to installation services. Also, as previously requested, tell us what percentage services were to your total revenues during each of the periods presented in your statements of operations. If service revenues exceeded 10 percent of revenues during any of the periods presented, please revise future filings to separately disclose your service revenues and related cost of service revenues in order to comply with the guidance at Rule 5-03(b)(1)(a) of Regulation S-X. Finally, consider the impact of this comment on disclosures in Thermon Holding Corporation's future filings.

2. In a related matter, we note your response indicated "When we sell a heat tracing solution, we quote a total price to the customer for the entire "*solution*". Similarly, the manner in which we typically invoice our customers *does not indicate a separate fair value for the respective product and service components*. We view the entire heat tracing system as a single product offering." In light of the fact your response indicates your "solutions" have components and the disclosures on page 37 of your 2012 Form 10-K referenced above that appear to indicate you separately account for certain installation services, please tell us how you considered the guidance at FASB ASC 605-25 when accounting for your product "solutions". Please make sure your response specifically addresses why your product "solutions" do or do not have deliverables that constitute multiple units of accounting based on the guidance at FASB ASC Topic 605.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Exhibits 31.1, 31.2, 31.3, and 31.4

3. Refer to our prior comment 3. We will review your amended Form 10-Q filings after you file them and may have further comments on them after the completion of such review.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief